December 12, 2023

Kate Beukenkamp and Dietrich King

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re: Genius Group Ltd

Amendment No. 2 to Registration Statement on Form F-1

Filed November 7, 2023

File No. 333-273841

Gentlepersons:

We have received your letter dated December 12, 2023 We have added our answers to each one of your questions in bold letters below each question for ease of reference. Throughout this letter, your comments are set forth in bold type.

Amendment No. 2 to Registration Statement on Form F-1

Amendment No. 2 to Registration Statement on Form F-1 General 1. We note your response to prior comment 2, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken, and practices you have engaged in or may engage in with respect to this matter.

We confirm our understanding that your decision not to issue additional comments should not be interpreted to mean that you either agree or disagree with our responses, including any conclusions we have made, positions we have taken, and practices we have engaged in or may engage in with respect to this matter.

Thank you for your comments and please contact us should you have more questions.

Sincerely,

/s/ Roger Hamilton
Roger Hamilton
CEO

cc:	Jolie Kahn